UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2020

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) is furnishing this Form 6-K to report that effective as of July 8, 2020, pursuant to the resolutions of the Board of Directors of the Company (the “Board”), Mr. Lei Fang (“Mr. Fang”) and Mr. Yue Xu (“Mr. Xu”) were appointed as Co-Chief Operating Officer of the Company, Dr. Chunming He (“Dr. He”) was appointed as Chief Technology Officer of the Company, and Mr. Hongyuan Shi (“Mr. Shi”) was appointed as the Chief Human Resource Officer of the Company.

Lei Fang (“Mr. Fang”), aged 44, is current vice president of Hollysys Group in charge of global industrial automation business. From 1998 to 2011, he was involved in software development and has participated in the development of DCS control system for various industries including nuclear, coal-fire, thermal power and chemical, etc. From 2011 to 2013, he was in charge of the establishment and team building of Xi’an Hollysys, the Company’s research center in Xi’an. Since 2013, he has been in charge of the management of Hangzhou Hollysys, which operates the industrial automation business.

Mr. Fang is a senior engineer. He received his Master degree in computer from 6th Research Institute of China Electronics Corporation and Bachelor degree in automatic control from Xidian University.

Yue Xu (“Mr. Xu”), aged 58, is current vice president of Hollysys Group in charge of global railway transportation business. Mr. Xu joined Hollysys in 2000. From 2000 to 2009, he was serving as the president of Beijing Hollysys in charge of R&D management and business operation of railway transportation business, and led numerous key projects for China State Railway Group Co., Ltd. Since 2009, Mr. Xu has been serving as the vice president and president of railway transportation business of Hollysys Group.

Mr. Xu is a senior engineer at researcher level. He received 2nd class of National Science Progress Award in 2017. Mr. Xu received his Master degree in computer application from Beijing Jiaotong University.

Chunming He (“Dr. He”), aged 52, is current vice present of Hollysys Group and head of the research institute of Hollysys Group, in charge of research and development, product and quality. Dr. He joined Hollysys in 2000 and has been the leading figure in the research and development of the Company. From 2000 to 2011, Dr. He helped to establish the railway signaling R&D team for the Company, and led the effort in the R&D of comprehensive railway signaling system covering interlock system, on-ground and on-board system, track circuit, etc. From 2011 to 2012, Dr. He led the effort in safety reinforcement of the existing railway signaling system. Since 2016, Dr. He has been leading the effort in R&D of industrial digital transformation covering the area of industry 4.0 and cyber physical systems, etc., as well as prospective technology research, development of technology platform and implementation of IPD (Integrated Product Development) system.

Dr. He is a professorate senior engineer. He is also the expert for the talent pool of Ministry of Science and Technology of PRC and Beijing Municipal Science & Technology Commission, and a fellow of IRSE (Institution of Railway Signal Engineers). He received 2nd class of National Science Progress Award in 2017. Dr. He received his Doctoral Degree from school of mechanical engineering, Beijing Institute of Technology.

Hongyuan Shi (“Mr. Shi”), aged 51, is current vice president of Hollysys Group in charge of human resource and information technology. Mr. Shi joined Hollysys in 1997. From 1997 to 2008, he was working in the research and development department and served as associate head of technology center and head of product center. From 2009 to 2015, he was working in the business departments and served as head of subway business and head of industrial automation business. He has been serving as the vice president of Hollysys Group since 2016.

Mr. Shi received his Master and Bachelor degree in precision instrument from Tsinghua University.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-170811 and 333-208615) and on Form F-3 (Registration Numbers 333-208631 and 333-230768) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Chit Nim (Colin) Sung
Chit Nim (Colin) Sung
Chief Executive Officer

Date: July 9, 2020